FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                       For the month of June 2005
                              06 June, 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Schedule 10 released on
                06 June, 2005





                               SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
British Sky Broadcasting Group plc

2. Name of shareholder having a major interest
Please see Schedule 1 attached

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Shareholders named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Please see Schedule 2 attached

5. Number of shares / amount of stock acquired
Unknown

6. Percentage of issued class
Unknown

7. Number of shares / amount of stock disposed
-

8. Percentage of issued class
-

9. Class of security
Ordinary Shares of 50p each

10. Date of transaction
Unknown

11. Date company informed
06.06.05

12. Total holding following this notification
63,531,976

13. Total percentage holding of issued class following this notification
3.38%

14. Any additional information
-

15. Name of contact and telephone number for queries
Chris Taylor, 020 7800 4297

16. Name and signature of authorised company official responsible for making this notification
David Gormley

Date of notification
6 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                    SCHEDULE 1

Legal Entity                                         Holding     Percentage Held

Barclays Global Investors Ltd                     31,014,785             1.647
Barclays Life Assurance Co Ltd                     1,975,189            0.1049
Barclays Global Investors, N.A.                   21,950,808            1.1657
Barclays Global Investors Japan Trust & Banking    1,704,226            0.0905
Barclays Global Fund Advisors                      2,706,384            0.1437
Barclays Bank PLC                                        116            0.0001
Barclays Bank Trust Company Ltd                        1,672            0.0001
Barclays Private Bank and Trust Ltd                  201,724            0.0107
Gerrard Ltd                                        1,086,770            0.0577
Barclays Private Bank and Trust Ltd                    1,875            0.0001
Barclays Global Investors Australia Ltd              860,427            0.0457
Barclays Private Bank Ltd                            913,316            0.0485
Barclays Global Investors Japan Ltd                1,108,084            0.0588
Barclays Private Bank and Trust Ltd                    6,600            0.0004

Group Holding                                     63,531,976            3.3739



                                    SCHEDULE 2

Registered Holder                                     Account          Holding
                                                    Designation

Bank of Ireland                                                        178,144
BARCLAYS CAPITAL SECURITIES LT                                             116
Barclays Trust Co & Others                                                 292
Barclays Trust Co E99                                                      964
Barclays Trust Co R69                                                      416
BNP PARIBAS                                                            211,054
CHASE NOMINEES LTD                                    16376            820,100
CHASE NOMINEES LTD                                    20947         13,857,909
CHASE NOMINEES LTD                                    21359            269,641
CIBC MELLON GLOBAL SECURITIES                                          124,471
Clydesdale Nominees HGB0125                           30251              6,600
Clydesdale Nominees HGB0125                          323364              1,791
Clydesdale Nominees HGB0125                          323372              4,593
Clydesdale Nominees HGB0125                          323496              2,830
Clydesdale Nominees HGB0125                          324018                773
Clydesdale Nominees HGB0125                          324085              1,300
Clydesdale Nominees HGB0125                          324492              9,304
Clydesdale Nominees HGB0125                          593965              1,065
Clydesdale Nominees HGB0125                          594198                705
Clydesdale Nominees HGB0125                          594465              1,309
Clydesdale Nominees HGB0125                          595534              1,921
Clydesdale Nominees HGB0125                          595569                479
Clydesdale Nominees HGB0125                          595712                830
Clydesdale Nominees HGB0125                          595801              1,493
Clydesdale Nominees HGB0125                          595950                296
Clydesdale Nominees HGB0125                          596123              1,356
Clydesdale Nominees HGB0125                          596980              3,017
Clydesdale Nominees HGB0125                          597103                766
Clydesdale Nominees HGB0125                          597324              2,467
Clydesdale Nominees HGB0125                          597332                736
Clydesdale Nominees HGB0125                          597375              2,450
Clydesdale Nominees HGB0125                          597383              3,151
Clydesdale Nominees HGB0125                          597448              1,483
Clydesdale Nominees HGB0125                          597758              1,631
Clydesdale Nominees HGB0125                          645442              2,215
Clydesdale Nominees HGB0125                          651361                854
Clydesdale Nominees HGB0125                          668604                745
Clydesdale Nominees HGB0125                          678693              1,060
Clydesdale Nominees HGB0125                          679401             11,363
Clydesdale Nominees HGB0125                          686408              3,170
Clydesdale Nominees HGB0125                          691088              1,312
Clydesdale Nominees HGB0125                          692386              3,732
Clydesdale Nominees HGB0125                          693030              2,379
Clydesdale Nominees HGB0125                          693404              1,134
Clydesdale Nominees HGB0125                          693480                873
Clydesdale Nominees HGB0125                          693900              1,712
Clydesdale Nominees HGB0125                          694028                765
Clydesdale Nominees HGB0125                          694222              1,068
Clydesdale Nominees HGB0125                          697329              7,501
Clydesdale Nominees HGB0125                          697388                845
Clydesdale Nominees HGB0125                          697663              5,100
Clydesdale Nominees HGB0125                          697701                657
Clydesdale Nominees HGB0125                          702950                862
Clydesdale Nominees HGB0125                          703140                828
Clydesdale Nominees HGB0125                          703353              1,710
Clydesdale Nominees HGB0125                          703396              1,096
Clydesdale Nominees HGB0125                          703876                762
Clydesdale Nominees HGB0125                          703884              1,121
Clydesdale Nominees HGB0125                          703914                666
Clydesdale Nominees HGB0125                          704007                747
Clydesdale Nominees HGB0125                          807507              4,909
Clydesdale Nominees HGB0125                          807663              1,086
Clydesdale Nominees HGB0125                          830118              1,310
Clydesdale Nominees HGB0125                          866805              1,042
Clydesdale Nominees HGB0125                          870357              3,296
Clydesdale Nominees HGB0125                          886083                971
Clydesdale Nominees HGB0125                          887365              1,090
Clydesdale Nominees HGB0125                         1200114              4,780
Clydesdale Nominees HGB0125                         3000000              1,054
Clydesdale Nominees HGB0125                         3100012                832
Clydesdale Nominees HGB0125                         3100071              2,220
Clydesdale Nominees HGB0125                         3100241                754
Clydesdale Nominees HGB0125                         3100420              1,347
Clydesdale Nominees HGB0125                         3100926              2,961
Clydesdale Nominees HGB0125                         3101280              1,426
Clydesdale Nominees HGB0125                         3101868                920
Clydesdale Nominees HGB0125                         3102058                810
Clydesdale Nominees HGB0125                         3102252                710
Clydesdale Nominees HGB0125                         3102317                892
Clydesdale Nominees HGB0125                         3102465             11,000
Clydesdale Nominees HGB0125                         3102546              1,741
Clydesdale Nominees HGB0125                         3102554              7,945
Clydesdale Nominees HGB0125                         3102660                752
Clydesdale Nominees HGB0125                         3103119              1,202
Clydesdale Nominees HGB0125                         3105898                628
Clydesdale Nominees HGB0125                         3105901                789
Clydesdale Nominees HGB0125                         7000093              1,196
Clydesdale Nominees HGB0125                         7000662              1,087
Clydesdale Nominees HGB0125                         7000697              7,270
Clydesdale Nominees HGB0125                         7000832                780
Clydesdale Nominees HGB0125                         7001065                963
Clydesdale Nominees HGB0225                          222649                788
Clydesdale Nominees HGB0225                          484015              1,911
Clydesdale Nominees HGB0225                          595798              1,565
Clydesdale Nominees HGB0225                          597278              7,575
Clydesdale Nominees HGB0225                          597758              1,194
Clydesdale Nominees HGB0225                          673551                580
Clydesdale Nominees HGB0225                          701601              1,993
Clydesdale Nominees HGB0225                          703825              1,009
Clydesdale Nominees HGB0225                          703833              4,411
Clydesdale Nominees HGB0225                          870934              3,893
Clydesdale Nominees HGB0325                          703094                877
Clydesdale Nominees HGB0325                          870934              1,282
Clydesdale Nominees HGB1025                          837619              6,860
INVESTORS BANK AND TRUST CO.                                           294,415
INVESTORS BANK AND TRUST CO.                                         6,334,374
INVESTORS BANK AND TRUST CO.                                            14,622
INVESTORS BANK AND TRUST CO.                                         1,045,994
INVESTORS BANK AND TRUST CO.                                         6,156,742
INVESTORS BANK AND TRUST CO.                                            56,782
INVESTORS BANK AND TRUST CO.                                            45,092
INVESTORS BANK AND TRUST CO.                                         2,107,868
INVESTORS BANK AND TRUST CO.                                           974,180
INVESTORS BANK AND TRUST CO.                                         1,592,364
INVESTORS BANK AND TRUST CO.                                            18,264
INVESTORS BANK AND TRUST CO.                                           268,650
INVESTORS BANK AND TRUST CO.                                           238,390
INVESTORS BANK AND TRUST CO.                                            37,135
INVESTORS BANK AND TRUST CO.                                         2,143,945
JP MORGAN (BGI CUSTODY)                               16331            473,690
JP MORGAN (BGI CUSTODY)                               16338             84,360
JP MORGAN (BGI CUSTODY)                               16341            161,843
JP MORGAN (BGI CUSTODY)                               16341            839,321
JP MORGAN (BGI CUSTODY)                               16342            177,052
JP MORGAN (BGI CUSTODY)                               16344             83,157
JP MORGAN (BGI CUSTODY)                               16345            132,104
JP MORGAN (BGI CUSTODY)                               16400         14,995,598
JP MORGAN (BGI CUSTODY)                               17011             23,662
JP MORGAN (BGI CUSTODY)                               18409          1,071,537
JPMORGAN CHASE BANK                                                     38,743
JPMORGAN CHASE BANK                                                    644,477
JPMORGAN CHASE BANK                                                    215,950
JPMorgan Chase Bank                                                    677,726
JPMorgan Chase Bank                                                     58,404
JPMorgan Chase Bank                                                    169,965
JPMorgan Chase Bank                                                    136,082
JPMorgan Chase Bank                                                     12,035
JPMorgan Chase Bank                                                     10,726
JPMorgan Chase Bank                                                     34,876
JPMorgan Chase Bank                                                     52,294
JPMorgan Chase Bank                                                     98,989
JPMorgan Chase Bank                                                    276,987
JPMorgan Chase Bank                                                    176,142
JPMorgan Chase Bank                                                     13,037
JPMorgan Chase Bank                                                     59,196
JPMorgan Chase Bank                                                    191,164
JPMorgan Chase Bank                                                    108,473
JPMorgan Chase Bank                                                    137,560
JPMorgan Chase Bank                                                     84,563
JPMorgan Chase Bank                                                     79,506
JPMorgan Chase Bank                                                     79,393
Master Trust Bank                                                       70,343
Mellon Trust - Boston & SF                                             316,223
Mellon Trust - Boston & SF                                             172,783
MELLON TRUST OF NEW ENGLAND                                            393,264
Mitsubishi Trust International                                           8,520
Mitsubishi Trust International                                          49,316
NORTHERN TRUST BANK - BGI SEPA                                         504,342
NORTHERN TRUST BANK - BGI SEPA                                         104,531
NORTHERN TRUST BANK - BGI SEPA                                         427,048
NORTHERN TRUST BANK - Wire Ban                                          40,967
R C Greig Nominees Limited a/c                          BL1            294,561
R C Greig Nominees Limited a/c                          CM1            177,159
R C Greig Nominees Limited GP1                          GP1            338,381
R C Greig Nominees Limited SA1                          SA1            276,669
Reflex Nominees Limited                                                    475
Reflex Nominees Limited                                                  1,400
State Street                                                            21,756
State Street                                                             1,364
STATE STREET BOSTON                                                    108,787
STATE STREET BOSTON                                                    821,646
Sumitomo TB                                                             25,749
The Northern Trust Co                                                   64,516
ZEBAN NOMINEES LIMITED                                                 913,316

Total                                                               63,531,976


SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 06 June, 2005                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary